Exhibit 99.1

Organigram to Report First Quarter Fiscal 2022 Results on January 11, 2022

MONCTON, New Brunswick--(BUSINESS WIRE)--January 5, 2022--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (together, the “Company” or “Organigram”), a leading licensed producer of cannabis, announced today it will report earnings results for its first quarter fiscal 2022 ended November 30, 2021 on Tuesday, January 11, 2022 before market open.

The Company will host a conference call to discuss its results with details as follows:

Date: January 11, 2022
Time: 8:00 am Eastern Time

To register for the conference call, please use this link: http://www.directeventreg.com/registration/event/7385048

To ensure you are connected for the full call, we suggest registering a day in advance or at minimum 10 minutes before the start of the call. After registering, a confirmation will be sent through email, including dial in details and unique conference call codes for entry. Registration is open through the live call.

To access the webcast: https://event.on24.com/wcc/r/3574376/4E62A1D28ADF780D54B2E4FE4F5760FD

A replay of the webcast will be available within 24 hours after the conclusion of the call at https://www.organigram.ca/investors and will be archived for a period of 90 days following the call.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly-owned subsidiaries include: Organigram Inc. and Laurentian Organic Inc., licensed producers of cannabis and cannabis-derived products in Canada, and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused soft chews and candy in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed a portfolio of legal adult-use recreational cannabis brands, including The Edison Cannabis Company, Indi, Bag o’ Buds, SHRED and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, forecasts, projections and outlook, including statements relating to = timing for announcement of results. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company’s current expectations about future events.

Contacts

For Investor Relations enquiries:
investors@organigram.ca

For Media enquiries:
Megan McCrae
Senior Vice-President, Marketing and
Communications
megan.mccrae@organigram.ca